Exhibit 99.1

Bilibili Publishes 2023 Environmental, Social and Governance Report

SHANGHAI, China, April 9, 2024 – Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced that it has published its 2023 Environmental, Social and Governance (“ESG”) Report and is accessible on the Company’s investor relations website at http://ir.bilibili.com. The initiatives described in the report speak to the Company’s long-standing commitment to sustainable development, covering the impact on its users, content creators, employees, partners and other stakeholders.

“With the mission to enrich the everyday life of young generations in China, Bilibili actively shoulders social responsibility.” said Mr. Rui Chen, chairman and chief executive officer of Bilibili. “Consistently, we uphold stringent ESG standards in our corporate governance and daily practices. Alongside our content creators, employees, suppliers and other partners, we will continue to incorporate ESG initiatives that advance industry standards, enable more technological and content innovations, and facilitate the sustainable development of our society.”

Bilibili detailed its commitment to ESG practices in the Company’s 2023 ESG report, which covers its initiatives in content quality, community management, content creator and supplier empowerment, cybersecurity and privacy protection, minor protection, human capital, corporate governance, charitable activities, positivity advocacy, environmental protection and more. Bilibili aims to provide all its stakeholders with a transparent view of its operations and procedures and how the Company is instituting and championing positive change.

Highlights of Bilibili’s 2023 ESG achievements:

1.	Content Ecosystem & Community Value

Bilibili fosters an ever-growing content ecosystem where all users can enjoy the fulfilling content they love. To ensure the sustainable development of the Company’s content ecosystem, Bilibili is committed to continuously improving its product offerings with cutting-edge technologies and by maintaining an engaging community. Bilibili provides a haven for its users, safeguarding users’ information security and supporting their mental well-being. In 2023:

•	Approximately 4.3 billion average daily video views were generated, over 95% of which came from PUGVs and Story Mode.

•	Each user spent around 97 minutes on Bilibili per day and generated over 15 billion interactions per month.

•	Bilibili’s proprietary Large Language Model “Index” was widely applied to its products, developing various new functions and features to improve users’ and content creators’ experiences.

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Over 80% of the Company’s business obtained ISO Information Security Management System Certification and Bilibili was the first online video platform in China to obtain App Security Certification from the China Cybersecurity Review Technology and Certification Center.

•	Bilibili’s Charging Station Program provided 73,000+ emotional support sessions for its users.

2.	Content Creator Empowerment

Empowering content creators is one of the Company’s top priorities, as they are the cornerstone of its content ecosystem. Bilibili provides multiple avenues for content creators to monetize their talents alongside various creation-supporting tools, enabling them to consistently convert their ideas into high-quality content, easily connect with their fans, and seamlessly unlock their commercial value. In 2023, Bilibili:

•	Enabled over 3 million content creators to earn income on Bilibili, an increase of 30% from the previous year.

•	Broadened income channels catering to different types of content creators. More specifically:

•	Over 1.8 billion content creators earned income via live broadcasting.

•	Over 950,000 content creators joined various advertising plans, increasing the number of content creators who earned income via video and live commerce by 133% year over year.

•	2.4 million creators earned income via the Company’s fan charging program.

•	Over 200 creators achieved over RMB1 million in grossing revenue via premium courses.

•	Upgraded creator rights protection mechanism, data analysis and review system, and content creator academy to facilitate content creation and account operation.

•	Hosted the 6th Bilibili POWER UP ceremony to honor the top 100 content creators, encouraging more content creators to produce ingenious work and explore commercialization paths.

3.	Human Capital and Corporate Governance

Bilibili highly values its employees’ contribution to the Company and upholds responsible governance practices. The Company strives to nurture talents by supporting their career growth and development. Furthermore, the Company remains steadfast in its commitment to compliant operations and the protection of intellectual property. Toward those goals, in 2023, Bilibili:

•	Further carried out its comprehensive employee welfare system, covering 100% of its full-time employees.

•	Offered multi-level targeted training programs tailored for employees at various career stages, such as the B-STAR Graduate Scheme for newcomers and the UP Plan for rising managers.

•	Offered a structured promotion program and a rotation program to support internal mobility within the Company, encouraging diversified career development.

•	Ensured sound business ethical standards by conducting business ethics training sessions for 100% of Bilibili employees and members of the Board of Directors.

•	Further enhanced comprehensive measures to protect intellectual property rights.

4.	Social Endeavors

Bilibili proactively looks out for broader social needs, advocating for and addressing them using its platform advantages. Bilibili also actively engages in various public welfare initiatives and charitable acts. Additionally, the Company leverages its platform’s influence to disseminate positive content and promote Chinese traditional culture. In 2023, Bilibili:

•	Teamed up with 37 well-known charitable organizations to launch 76 charitable projects on the Bilibili Charity Platform, inspiring more than 800,000 users to donate over RMB17 million.

•	Fostered rural education by supporting six rural primary schools with 7,041 enrolled rural students.

•	Supported innovative projects for rural schools via the Bilibili Happy Scholarship, which granted a total of over RMB1.19 million to these programs.

•	Engaged over 200 million users to study on Bilibili and over 2 million content creators to submit pan-knowledge content on Bilibili.

•	Became a vibrant hub for users to cultivate hobbies, generating over 44 billion hobby-related video views

•	Provided culturally uplifting content on Bilibili that was welcomed by over 200 million traditional Chinese culture enthusiasts.

5.	Environmental Protection

Bilibili is diligently mindful of climate-related issues and its potential impact on the global environment. The Company fully integrates environmental protection principles throughout its business activities while leveraging its content library to raise awareness among users about environmental protection. In 2023, Bilibili:

•	Refined its overall greenhouse gas emission verification plan to gradually explore an effective carbon reduction path.

•	Implemented more green operation initiatives in data centers and achieved an average actual PUE of 1.3 or lower across all leased data centers.

•	Provided shuttle bus services between office areas in Shanghai offices to reduce the use of private cars and emissions from commuting.

•	Raised public awareness on environmental protection-related topics, generating 12.6 billion relevant video views.

The Company’s 2023 ESG report is available in both Chinese and English. To support environmental conservation, it is strongly recommended to use the electronic version, accessible on the Company’s investor relations website at http://ir.bilibili.com and the HKEX’s website at http://www.hkexnews.hk.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed our users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and the frontier for promoting Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

Email: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

Email: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: bilibili@tpg-ir.com